UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Regal Entertainment Group

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

758766 10 9

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 758766 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Anschutz Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 73,708,639

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 73,708,639

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,708,639

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 47.8%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 758766 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Philip F. Anschutz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 73,708,639

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 73,708,639

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,708,639

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 47.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 758766 10 9

Explanatory Note

This Amendment No. 3 to Schedule 13G is filed solely to report the transfer of 7,299,270 shares of Class A Common Stock of the Issuer from Anschutz Company to Anschutz Family Investment Company LLC (“AFIC”) and AFIC II LLC (“AFIC II”).  AFIC and AFIC II received 5,839,416 and 1,459,854 shares of Class A Common Stock of the Issuer, respectively.  This transfer resulted in Anschutz Company being the record holder of 42,700,730 shares of Class A Common Stock of the Issuer, AFIC being the record holder of 5,839,416 shares of Class A Common Stock of the Issuer, and AFIC II being the record holder of 1,459,854 shares of Class A Common Stock of the Issuer.  Anschutz Company is the manager and one percent owner of both AFIC and AFIC II and may be deemed to beneficially own all shares held by AFIC and AFIC II.  Additionally, Anschutz Company owns 23,708,639 shares of Class B Common Stock of the Issuer, which are convertible into a like number of shares of Class A Common Stock.  Combined, the Reporting Persons beneficially own 73,708,639 shares of Class A Common Stock.  Such ownership represents 78.1% of the voting power of the Issuer.  Philip F. Anschutz is the sole shareholder of Anschutz Company.

Item 1.
	(a)	Name of Issuer Regal Entertainment Group (“Issuer”).
	(b)	Address of Issuer’s Principal Executive Offices 7132 Regal Lane Knoxville, Tennessee 37918

Item 2.
	(a)	Name of Person Filing This statement is filed by Anschutz Company (“AC”) and Philip F. Anschutz (“Anschutz”).
	(b)	Address of Principal Business Office or, if none, Residence The address of the Principal Business Office for AC and Anschutz is as follows: 555 17th Street, Suite 2400 Denver, Colorado 80202
	(c)	Citizenship AC is a Delaware corporation. Anschutz is a citizen of the United States of America.
	(d)	Title of Class of Securities Class A Common Stock, par value $0.001 per share (“Class A Common Stock”).
	(e)	CUSIP Number 758766 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J). Not applicable.

CUSIP No. 758766 10 9

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
As of December 31, 2010:
(a)

Amount beneficially owned:

AC beneficially owned 73,708,639 shares of Class A Common Stock of Issuer through its ownership of 23,708,639 shares of Class B Common Stock of Issuer, which are convertible into a like number of shares of Class A Common Stock, and through its direct and indirect ownership of 50,000,000 shares of Class A Common Stock of Issuer. Anschutz owns 100% of the outstanding capital stock of AC.  Therefore, Anschutz may be deemed to control AC, and each of them may be deemed to share the power to vote and dispose of the shares of Class A Common Stock to which this statement relates.

	(b)	Percent of class: AC: 47.8% Anschutz: 47.8%
	(c)	Number of shares as to which the person has: AC:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 73,708,639
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 73,708,639
Anschutz:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 73,708,639
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 73,708,639

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
The identities of each member of the group are provided in Exhibit A to the original Schedule 13G.

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 758766 10 9

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011	ANSCHUTZ COMPANY

	By:	Philip F. Anschutz
	Title:	Chairman

		By:	/s/ Robert M. Swysgood
		Name:	Robert M. Swysgood
		Title:	Attorney-in-Fact

Date: February 14, 2011	PHILIP F. ANSCHUTZ

	By:	/s/ Robert M. Swysgood
	Name:	Robert M. Swysgood
	Title:	Attorney-in-Fact

CUSIP No. 758766 10 9

EXHIBIT INDEX

Exhibit A*	Identification of Group Members

Exhibit B*	Joint Filing Agreement

Exhibit C*	Power of Attorney

*  Previously filed